Greenbriar Sustainable Living Inc.
Greenbriar Capital Holdco Inc.
Greenbriar Capital (US) LLC

632 Foster Avenue, Coquitlam, British Columbia, Canada V3J 2L7
Phone: 949.903.5906    Fax: 604.608.9572
www.greenbriarliving.com

NEWS RELEASE

Greenbriar Announces All Regional Water Issues Resolved

Scottsdale, Arizona, July 30th, 2026 - Greenbriar Sustainable Living Inc. (TSXV: GRB) (OTC: GEBRF) ("Greenbriar" or the "Company") is pleased to announce that the City of Tehachapi and the TCCWD (Tehachapi Cummings County Water District) jointly issued the following news release on July 27, 2026 that stated verbatim the following:

REGIONAL WATER ISSUES RESOLVED

The City of Tehachapi and the Tehachapi-Cummings County Water District (TCCWD) have reached agreement on a settlement that is fair and equitable to both sides. The agreement provides security and maintains the integrity of the regional water supply of the greater Tehachapi area. Both sides have signed the settlement at their respective organizational meetings this past week. "We are satisfied and feel this agreement to resolve all cases shows the hard work put in by both organizations. The entire Tehachapi Community will benefit from the settlement moving forward." Greg Garrett, Tehachapi City Manager.

"As the regional agency responsible to ensure fair access to water supplies for all customers, we are pleased to resolve these longstanding issues with the City." Tom Neisler, TCCWD General Manager. The agreement will resolve several legal cases currently in the court system which began in September 2021. The City of Tehachapi and TCCWD entered mediation in early 2026. Both sides worked diligently to reach the agreement. The settlement ends several long running disputes and offers a long-term solution to all customers throughout the greater Tehachapi area.

The joint release can be found here: https://www.tccwd.com/latest-news-press-releases-and-events-fa2ffe6#docaccess-ac2afbcd80411327d2f3853227fa12fc

About Greenbriar Sustainable Living Inc.

Greenbriar is a leading developer of sustainable real estate and renewable energy. With long-term, high impact projects and led by a successful industry-recognized operating and development team, Greenbriar targets deep valued assets directed at accretive shareholder value.

ON BEHALF OF THE BOARD OF DIRECTORS

"Jeff Ciachurski"

Jeffrey J. Ciachurski, CEO and Director, 949-903-5906

"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014 and 2023.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

TSX Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF

Neither the TSX Venture Exchange nor its Regulation Service Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release includes "forward-looking statements" and "forward-looking information" within the meaning of applicable Canadian securities laws and United States securities laws (together, "forward-looking statements"). All statements included in this news release, other than statements of historical fact, are forward-looking statements. Forward-looking statements are based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which the Company operates, are inherently subject to significant operational, economic and competitive uncertainties, risks and contingencies. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include those described under the heading "Risks and Uncertainties" in the Company's most recently filed MD&A, a copy of which is available under the Company's SEDAR+ profile. The Company does not undertake to update or revise any forward-looking statements, except in accordance with applicable law.

"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014 and 2023.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

TSX Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF